UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
 Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
 Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 12, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

March 31, 2015

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 19

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended March 31

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2015	2014
	$	$
Revenue	189,009	199,948
Cost of sales	151,994	157,250

Gross profit	37,015	42,698

Selling, general and administrative expenses	18,127	18,980
Research expenses	2,066	2,074

	20,193	21,054

Operating profit before manufacturing facility closures, restructuring and other related charges	16,822	21,644

Manufacturing facility closures, restructuring and other related charges (Note 4)	660	1,384

Operating profit	16,162	20,260

Finance costs (Note 3)
Interest	616	831
Other (income) expense, net	(641)	352

	(25)	1,183

Earnings before income tax expense	16,187	19,077
Income tax expense (Note 7)
Current	1,063	457
Deferred	3,346	6,986

	4,409	7,443

Net earnings	11,778	11,634

Earnings per share (Note 10)
Basic	0.19	0.19
Diluted	0.19	0.19

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended March 31

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2015	2014
	$	$
Net earnings	11,778	11,634

Other comprehensive loss
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of deferred income tax benefit of $207 in 2015)	(338)	—
Change in cumulative translation adjustments	(7,520)	(2,666)

Items that will be subsequently reclassified to net earnings	(7,858)	(2,666)

Comprehensive income for the period	3,920	8,968

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2014

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Excess tax benefit on outstanding stock options			(805)			(805)
Stock-based compensation expense (Note 10)			272			272
Dividends on common stock (Note 10)					(4,844)	(4,844)

			(533)		(4,844)	(5,377)

Net earnings					11,634	11,634

Other comprehensive loss
Change in cumulative translation adjustments				(2,666)		(2,666)

				(2,666)		(2,666)

Comprehensive income for the period				(2,666)	11,634	8,968

Balance as of March 31, 2014	60,776,649	359,201	19,964	(3,436)	(141,710)	234,019

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2015

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	—	(8,113)	(146,720)	227,500

Transactions with owners
Exercise of stock options (Note 10)	20,000	37						37
Excess tax benefit on exercised stock options		97	(97)					—
Excess tax benefit on outstanding stock awards			(1,676)					(1,676)
Stock-based compensation expense (Note 10)			679					679
Stock-based compensation expense credited to capital on options exercised (Note 10)		21	(21)					—
Repurchases of common stock (Note 10)	(619,988)	(5,748)					(2,819)	(8,567)
Dividends on common stock (Note 10)							(7,243)	(7,243)

	(599,988)	(5,593)	(1,115)				(10,062)	(16,770)

Net earnings							11,778	11,778

Other comprehensive loss
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of deferred income tax benefit of $207)					(338)	(338)		(338)
Change in cumulative translation adjustments				(7,520)		(7,520)		(7,520)

				(7,520)	(338)	(7,858)		(7,858)

Comprehensive income for the period				(7,520)	(338)	(7,858)	11,778	3,920

Balance as of March 31, 2015	59,835,838	352,247	23,378	(15,633)	(338)	(15,971)	(145,004)	214,650

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended March 31

(In thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2015	2014
	$	$
OPERATING ACTIVITIES
Net earnings	11,778	11,634
Adjustments to net earnings
Depreciation and amortization	6,734	6,019
Income tax expense	4,409	7,443
Interest expense	616	831
Non-cash charges in connection with manufacturing facility closures restructuring and other related charges	37	263
Stock-based compensation benefit	(19)	(1,013)
Pension and other post-retirement benefits expense	600	720
(Gain) loss on foreign exchange	(861)	46
Other adjustments for non cash items	175	149
Income taxes paid, net	(110)	(62)
Contributions to defined benefit plans	(599)	(479)

Cash flows from operating activities before changes in working capital items	22,760	25,551

Changes in working capital items
Trade receivables	(5,286)	(14,115)
Inventories	(13,820)	(10,720)
Parts and supplies	(285)	(72)
Other current assets	2,907	(780)
Accounts payable and accrued liabilities	(5,798)	4,593
Provisions	405	410

	(21,877)	(20,684)

Cash flows from operating activities	883	4,867

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(8,983)	(14,368)
Proceeds from disposals of property, plant and equipment	40	54
Other assets	1	1
Purchases of intangible assets	(74)	(150)

Cash flows from investing activities	(9,016)	(14,463)

FINANCING ACTIVITIES
Proceeds from long-term debt	98,839	39,433
Repayment of long-term debt	(61,267)	(20,711)
Payments of debt issue costs	(27)	—
Interest paid	(624)	(956)
Proceeds from exercise of stock options	37	—
Repurchases of common stock	(3,923)	—
Dividends paid	(7,303)	(4,875)

Cash flows from financing activities	25,732	12,891

Net increase in cash	17,599	3,295
Effect of foreign exchange differences on cash	(1,658)	(28)
Cash, beginning of period	8,342	2,500

Cash, end of period	24,283	5,767

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	March 31, 2015 (Unaudited)	December 31, 2014 (Audited)
	$	$
ASSETS
Current assets
Cash	24,283	8,342
Trade receivables	85,813	81,239
Inventories (Note 5)	108,366	96,782
Parts and supplies	13,952	13,788
Other current assets	11,589	13,562

	244,003	213,713
Property, plant and equipment (Note 6)	184,998	188,146
Intangible assets	1,519	1,581
Deferred tax assets	52,903	60,078
Other assets	4,053	3,158

Total assets	487,476	466,676

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	73,534	77,049
Provisions (Note 9)	3,136	2,770
Installments on long-term debt (Note 8)	5,712	5,669

	82,382	85,488
Long-term debt (Note 8)	154,046	117,590
Pension and other post-retirement benefits	31,362	31,713
Other liabilities	1,506	845
Provisions (Note 9)	3,530	3,540

	272,826	239,176

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	352,247	357,840
Contributed surplus (Note 10)	23,378	24,493
Deficit	(145,004)	(146,720)
Accumulated other comprehensive loss	(15,971)	(8,113)

	214,650	227,500

Total liabilities and shareholders’ equity	487,476	466,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2015

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 - GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of March 31, 2015 and December 31, 2014, as well as its consolidated earnings, comprehensive income, changes in shareholders’ equity and cash flows for the three months ended March 31, 2015 and 2014.

These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These financial statements use the same accounting policies and methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability which is required at year-end and if triggered by plan amendment or settlement during interim periods.

These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These financial statements were authorized for issuance by the Company’s Board of Directors on May 11, 2015.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than the accounting policies and methods of computation noted above for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

Changes in Accounting Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) - Financial Instruments. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management.

Previously, the Company classified financial assets when they were first recognized as fair value through profit or loss, available for sale, held to maturity investments or loans and receivables. Under IFRS 9 (2013), the Company classifies financial assets under the same two measurement categories as financial liabilities; amortized cost or fair value through profit and loss. Financial assets are classified as amortized cost if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. All other financial assets are classified as fair value through profit or loss. All of the Company’s financial assets and financial liabilities as at December 31, 2014 will continue to be classified and measured at amortized cost with the exception of derivative financial instruments disclosed below. The adoption of this standard has not resulted in any changes to comparative figures.

The Company has not yet adopted IFRS 9 (2014) - Financial Instruments that incorporates the new impairment model that assesses financial assets based on expected losses rather than incurred losses as applied in IAS 39. This final standard will replace IFRS 9 (2013) and is effective for annual periods on or after January 1, 2018.

Derivative Financial Instruments and Hedging

When the requirements for hedge accounting are met at inception, the Company’s policy is to designate each derivative financial instrument as a hedging instrument in a cash flow hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship.

At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9 (2013), which includes the following conditions to be met:

•	There is an economic relationship between the hedged item and the hedging instrument;

•	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

•	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, or is sold or liquidated. If the hedged item ceases to exist, unrealized gains or losses recognized in OCI are reclassified to earnings.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended March 31,
	2015	2014
	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	35,163	34,987
Termination benefits	75	563
Stock-based compensation benefit	(19)	(1,013)
Pensions and other post-retirement benefits – defined benefit plans	625	746
Pensions and other post-retirement benefits – defined contribution plans	1,025	948

	36,869	36,231

Finance costs - Interest
Interest on long-term debt	686	979
Amortization of debt issue costs on long-term debt	110	153
Interest capitalized to property, plant and equipment	(180)	(301)

	616	831

	Three months ended March 31,
	2015	2014
	$	$
Finance costs - Other (income) expense, net
Foreign exchange (gain) loss	(851)	48
Other costs, net	210	304

	(641)	352

Additional information
Depreciation of property, plant and equipment	6,608	5,841
Amortization of intangible assets	126	178
Impairment (reversal) of long-term assets	(39)	99
(Gain) loss on disposal of property, plant and equipment	(5)	9

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its manufacturing facility closures and restructuring initiatives, which are included in the Company’s consolidated earnings for the three months ended March 31, 2015 and 2014 under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended March 31,
	2015	2014
	$	$
Impairment (reversal) of property, plant and equipment	(36)	99
Impairment (reversal) of parts and supplies	(21)	77
Equipment relocation	27	373
Write-down of inventories to net realizable value	94	28
Severance and other labor related costs	594	590
Idle facility costs	—	172
Other costs	2	45

	660	1,384

The charges incurred in the table above are the incremental costs of: (i) the ongoing relocation of the Columbia, South Carolina manufacturing facility; (ii) the Richmond, Kentucky manufacturing facility closure and (iii) other small restructuring initiatives.

5 - INVENTORIES

	March 31, 2015	December 31, 2014
	$	$
Raw materials	28,259	25,358
Work in process	22,585	18,354
Finished goods	57,522	53,070

	108,366	96,782

During the three months ended March 31, 2015 and 2014, the Company recorded in earnings, in manufacturing facility closures, restructuring and other related charges, a write-down and a reversal of write down of inventories to net realizable value of less than $0.1 million for both periods.

The amount of inventories recognized in earnings as an expense during the period corresponds to cost of sales.

6 - PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2015 and 2014, acquisitions of property, plant and equipment amounted to $9.0 million and $14.4 million, respectively. During the three months ended March 31, 2015 and 2014, the net book value of property, plant and equipment disposals amounted to less than $0.1 million for both periods. During the three months ended March 31, 2015 and 2014, disposals amounted to a gain of less than $0.1 million and a loss of less than $0.1 million, respectively.

As of March 31, 2015 and December 31, 2014, the Company had commitments to purchase machinery and equipment totalling $9.8 million and $2.7 million, respectively.

During the three months ended March 31, 2015, the Company did not record any impairment on idle assets. During the three months ended March 31, 2015, the Company recorded reversals of impairments on idle assets of less than $0.1 million that were included in earnings in cost of sales and cash flows in other adjustments for non-cash items.

During the three months ended March 31, 2014, the Company did not record any impairment or reversal of impairment on idle assets.

7 - INCOME TAXES

The calculation of the Company’s effective tax rate is as follows:

	Three months ended March 31,
	2015	2014
	$	$
Income tax expense	4,409	7,443
Earnings before income tax expense	16,187	19,077
Effective tax rate	27.2%	39.0%

8 - LONG-TERM DEBT

	March 31, 2015	December 31, 2014
	$	$
Revolving Credit Facility (1)	135,809	97,936
Finance lease liabilities	23,843	25,217
Other Loans	106	106

	159,758	123,259
Less: Installments on long-term debt	5,712	5,669

	154,046	117,590

(1)	The Revolving Credit Facility is presented net of unamortized related debt issue costs totalling $2.0 million ($2.1 million as of December 31, 2014).

On November 18, 2014, the Company entered into a five-year, $300 million revolving credit facility (“Revolving Credit Facility”) with a syndicate of financial institutions, replacing the Company’s $200 million asset-based loan.

As of March 31, 2015 and December 31, 2014, the effective interest rate on borrowings under the Revolving Credit Facility was 1.66% and 2.01%, respectively.

The Company’s unused availability under the Revolving Credit Facility as of March 31, 2015 and December 31, 2014 was $160.0 million and $197.9 million, respectively.

The fair value of long-term debt, mainly bearing interest at variable rates is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing, which also approximates its carrying amount.

9 - PROVISIONS AND CONTINGENT LIABILITIES

	Environmental	Restoration	Severance and other provisions	Total
	$	$	$	$
Balance, December 31, 2014	2,518	917	2,875	6,310
Additional provisions	—	48	583	631
Amounts used	(12)	—	(211)	(223)
Amounts reversed	—	—	(3)	(3)
Net foreign exchange differences	—	(37)	(12)	(49)

Balance, March 31, 2015	2,506	928	3,232	6,666

Amount presented as current	—	—	3,136	3,136
Amount presented as non-current	2,506	928	96	3,530

Balance, March 31, 2015	2,506	928	3,232	6,666

The additional provision recorded in severance and other provisions primarily relates to the Columbia, South Carolina manufacturing facility closure.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of March 31, 2015.

10 - CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of March 31, 2015 and December 31, 2014 were 59,835,838 and 60,435,826, respectively.

Dividends

On March 9, 2015, the Company declared a cash dividend of $0.12 per common share paid on March 31, 2015 to shareholders of record at the close of business on March 19, 2015. The aggregate amount of this dividend payment was $7.3 million based on 60,355,638 of the Company’s common shares issued and outstanding as of March 19, 2015.

Share Repurchases

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective on July 10, 2014. In connection with this NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB will expire on July 9, 2015.

As of March 31, 2015, the Company has repurchased a total of 1,217,488 common shares under the NCIB, at an average price of CDN$15.95 per share, including commissions, for a total purchase price of $16.4 million. The excess of the purchase price paid over the carrying value of the common shares repurchased of $7.4 million was recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity as a share repurchase premium.

During the three months ended March 31, 2015, the Company repurchased 619,988 common shares at an average price of CDN$17.48 per share, including commissions, for a total purchase price of $8.6 million. The excess of the purchase price paid over the carrying value of the common shares repurchased of $2.8 million was recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity as a share repurchase premium.

Earnings Per Share

The weighted average number of common shares outstanding for the three months ended March 31, 2015 and 2014 are as follows:

	Three months ended March 31,
	2015	2014
Basic	60,471,031	60,776,649
Effect of stock options	1,450,917	1,243,195
Effect of performance share units	276,178	—

Diluted	62,198,126	62,019,844

All performance share units (“PSUs”) granted to date have met the performance conditions as of March 31, 2015 and were included in the calculation of weighted average diluted common shares outstanding.

For the three months ended March 31, 2015 and 2014, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were nil and 32,500, respectively.

Stock Options

During the three months ended March 31, 2015, there were no stock options granted.

During the three months ended March 31, 2014, 450,000 stock options were granted at a weighted average exercise price of CDN$12.55 and a weighted average fair value of $3.14.

The weighted average fair value of stock options granted during the three months ended March 31, 2014 was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life		5.7 years
Expected volatility(1)		38%
Risk-free interest rate		1.76%
Expected dividends		2.83%
Stock price at grant date	CDN$	12.55
Exercise price of awards	CDN$	12.55
Foreign exchange rate US to CDN		1.1087

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the three months ended March 31, 2015, 20,000 stock options were exercised at a weighted average exercise price of CDN$2.19, resulting in cash proceeds to the Company of less than $0.1 million.

During the three months ended March 31, 2014, there were no stock options exercised.

During the three months ended March 31, 2015 and 2014, nil and 140,000 stock options expired or were forfeited, respectively.

As of March 31, 2015, 2,340,000 stock options were outstanding. The weighted average exercise price and fair value at grant date per stock option outstanding as of March 31, 2015 was CDN$7.06 and $2.28, respectively.

Performance Share Unit Plan

On March 13, 2015, 237,140 PSUs were granted at a fair value of $12.84 per PSU. The fair value of PSUs granted was estimated using the Monte Carlo simulation model, taking into account the following assumptions:

Expected life		3 years
Expected volatility(1)		35%
Risk-free interest rate		1.07%
Expected dividends(2)		0.00%
Performance period starting price(3)	CDN$	17.86
Stock price at grant date	CDN$	17.53

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of each grant.
(2)	A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.
(3)	The performance period starting price is measured as the five day volume weighted average trading price for the common shares of the Company on the TSX as of March 13, 2015.

During the three months ended March 31, 2014, there were no PSUs granted or outstanding.

The PSUs granted on June 11, 2014 and March 13, 2015 are earned over a three year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return (“TSR”) ranking versus a specified peer group of companies.

As of March 31, 2015, the Company’s TSR ranking was such that if the awards granted on June 11, 2014 and March 13, 2015 were to be settled at March 31, 2015, the number of shares earned would be 150% and 100% of the grants awarded, respectively.

During the three months ended March 31, 2015, no PSUs awards were forfeited.

As of March 31, 2015, 389,640 PSUs were outstanding. The weighted average fair value per PSU outstanding as of March 31, 2015 was $12.27.

Deferred Share Unit Plan

During the three months ended March 31, 2015, 9,774 Deferred Share Units (“DSUs”) were granted at a fair value of $15.98.

During the three months ended March 31, 2014, there were no DSUs granted or outstanding.

During the three months ended March 31, 2015, no DSUs were settled.

For the three months ended March 31, 2015, less than $0.1 million of stock-based compensation expense was recognized for DSUs received in lieu of cash for directors’ fees that had not yet been granted as of March 31, 2015.

As of March 31, 2015, 46,675 DSUs were outstanding. The weighted average fair value per DSU outstanding as of March 31, 2015 was $12.86.

Stock Appreciation Rights

As of March 31, 2015, 645,452 Stock Appreciation Rights (“SARs”) were outstanding. The weighted average fair value per SAR outstanding was estimated as $6.86 using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life		3.0 years
Expected volatility(1)		35%
Risk-free interest rate		0.61%
Expected dividends		3.48%
Stock price at grant date	CDN$	7.56
Exercise price of awards	CDN$	7.56
Stock price at March 31, 2015	CDN$	17.53
Foreign exchange rate US to CDN		1.2692

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the three months ended March 31, 2015 and 2014, $0.7 million of expense and $1.3 million of income is recorded in earnings in selling, general and administrative expenses, respectively. As of March 31, 2015 and December 31, 2014, $3.5 million and $7.2 million, respectively, for outstanding amounts vested and expected to vest in the next twelve months, is recorded in the consolidated balance sheets in accounts payable and accrued liabilities. As of March 31, 2015 and December 31, 2014, $0.6 million and $0.5 million, respectively, for amounts expected to vest in greater than twelve months, is recorded in the consolidated balance sheets in other liabilities. As of March 31, 2015 and December 31, 2014, the aggregate intrinsic value of outstanding vested awards, including awards exercised but not yet paid, was $1.2 million and $4.4 million, respectively.

During the three months ended March 31, 2015 and 2014, there were no SARs exercised.

During the three months ended March 31, 2015 and 2014, nil and 123,750 SARs were forfeited, respectively.

Change in Contributed Surplus

The activity for the three months ended March 31, 2015 and 2014 in the consolidated changes in shareholders’ equity under the caption contributed surplus is detailed as follows:

	Three months ended March 31,
	2015	2014
	$	$
Excess tax benefit on exercised stock options	(97)	—

Excess tax benefit on outstanding stock options	(1,676)	(805)

Stock-based compensation expense credited to capital on options exercised	(21)	—

Stock-based compensation expense
Stock options	360	272
Deferred share units	85	—
Performance share units	234	—

	679	272

Change in contributed surplus	(1,115)	(533)

11 - FINANCIAL INSTRUMENTS

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with floating rate debt is that the Chief Executive Officer, Chief Financial Officer and Treasurer monitor the Company’s amount of floating rate debt, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30 day LIBOR-based cash flows from the first $40,000,000 of such variable rate debt due to changes in the benchmark interest rate.

On March 18, 2015, to help accomplish this objective, the Company entered into an interest rate swap agreement and designated it as a cash flow hedge. The terms of the interest swap agreement are as follows:

Maturity	Notional amount	Settlement	Fixed interest rate paid
	$		%
November 18, 2019	40,000,000	Monthly	1.61

The interest rate swap agreement involves the exchange of periodic payments excluding the notional principal amount upon which the payments are based. These payments were recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Additionally, the Company elects to use the Hypothetical Derivative methodology to measure the ineffectiveness of the hedging relationship in a given reporting period to be recorded in earnings. Under the Hypothetical Derivative method, the actual interest rate swap would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swap or the cumulative change in the fair value of the hypothetical derivative. The determination of the fair value of both the hypothetical derivative and the actual interest rate swap will use discount cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs in other expense, net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swap over the cumulative change in the fair value of the hypothetical derivative. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The change in fair value of the derivative used for calculating hedge effectiveness was $0.5 million as of March 31, 2015.

The carrying amount and fair value was a liability, included in other liabilities in the consolidated balance sheet, amounting to $0.5 million as of March 31, 2015.

The Company categorizes its interest rate swap as Level 2 within the fair value measurement hierarchy as the fair value is estimated using a valuation technique based on observable market data, including interest rates, as a listed market price is not available.

12 - POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Non-Adjusting Events

•	On April 7, 2015, a subsidiary of the Parent Company, Intertape Polymer Corp. (“IPC”), under a Stock Purchase Agreement (the “Agreement”) dated the same day, purchased 100% of the issued and outstanding common stock of BP Acquisition Corporation (which wholly-owns a subsidiary, Better Packages, Inc. (“Better Packages”)) (the “Acquisition”), a leading supplier of water-activated tape dispensers. IPC paid in cash, funded primarily from the Company’s Revolving Credit Facility, a purchase price of $16.0 million, subject to a post-closing working capital adjustment. There are no additional contingent consideration arrangements in the Agreement. In addition, IPC and the shareholders of Better Packages each made customary representations and warranties and covenants in the Agreement and the Agreement contains customary indemnification provisions.

The Acquisition further extends the Company’s product offering and global presence in the rapidly growing e-commerce market. The Acquisition will be accounted for using the acquisition method of accounting. The Company expects a significant portion of the Acquisition purchase price to be assigned to goodwill and intangible assets. Management is still in the preliminary stages of assessing the fair value of the opening balance sheet purchase price allocation of Better Packages and is not yet able to provide a breakout of the purchase price allocation due to the mid-month timing of the Acquisition and the post-closing working capital adjustment. The Company does not expect any of the goodwill to be deductible for income tax purposes.

•	In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. The sale of the home was completed on April 15, 2015 and the Company was reimbursed for the purchase funding. As of March 31, 2015 the home was included in the consolidated balance sheet under the caption other current assets.

•	On May 11, 2015, the Company declared a cash dividend of $0.12 per common share payable June 30, 2015 to shareholders of record at the close of business on June 15, 2015. The estimated amount of this dividend payment is $7.1 million based on 59,488,738 of the Company’s common shares issued and outstanding as of May 11, 2015.

No other significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2015.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2015 and ended on March 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 12th day of May, 2015.

By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2015.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2015 and ended on March 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 12th day of May, 2015.

By:	/s/ Jeffrey Crystal
Jeffrey Crystal Chief Financial Officer